FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press release- Signing of the contract for the purchase of Cesky Telecom	5

PRESS RELEASE

04/12/2005

TELEFONICA AND THE CZECH GOVERNMENT SIGN THE CONTRACT FOR THE PURCHASE OF CESKY TELECOM

  Cesar Alierta, Chairman of the Board and CEO of Telefonica, and Stanislav Gross, Prime Minister of the Czech Republic, have presided over the signing ceremony for the purchase of the Czech operator in Prague today.

  With the acquisition of Cesky Telecom, Telefonica expands its activities to a country with the second largest and healthiest economy among last year's new European Union members.

  The deal is a well - grounded acquisition of an integrated operator with a leading position in its market, providing attractive financial returns for Telefonica's shareholders from the very beginning.

  The acquisition of Cesky Telecom will increase Telefonica's customers worldwide to more than 130 million.

Prague, April 12th, 2005.- Cesar Alierta, Telefonica's Chairman and CEO of the Board, and Stanislav Gross, Prime Minister of the Czech Republic, have presided today over the signing ceremony for the acquisition of a 51.1% stake in Cesky Telecom by the Spanish operator. The contract has been signed six days after the Czech Government unanimously approved the sale of Cesky Telecom to Telefonica, following the recommendation of the Czech Privatisation Committee.

Well - grounded acquisition of a leading integrated operator in its market

The acquisition of Cesky Telecom further develops Telefonica's strategy of organic growth complemented with selective acquisitions of fixed and/or mobile telecommunication operators with strong positions in their respective markets. The acquisition allows Telefonica to benefit from increased economies of scale, in order to further improve its competitive position and its return on operations.

Cesky Telecom is the leading operator in fixed and mobile services in the Czech Republic, with an edge over its competitors thanks to being the sole integrated operator in its market. In December 2004, the company operated 3.4 million fixed lines and had 4.6 million mobile subscribers. Last year's turnover amounted to EUR 1,948 million, with an EBITDA of EUR 911 million and a 46.8% margin .

It is the most profitable and efficient operator in the region, with low indebtedness and attractive credit ratings (S&P rating: A - , Moody's rating: Baa1).

Given its high and stable margins, significant cash generation and relative size compared to Telefonica, the acquisition of Cesky Telecom is a low-risk transaction.

Telefonica supports the plans laid out by Cesky Telecom's successful management team, and is confident that the integration of the company into a group with global presence and experience will bring synergies and higher efficiency. Telefonica will particularly support Cesky Telecom in developing and capturing the high growth potential of the Czech broadband and 3rd generation markets.

Financially attractive deal for Telefonica shareholders

The acquisition of the 51.1% of Cesky Telecom amounts to EUR 2,746 million; payable in euros, at an exchange rate of CZK 30.09 per euro. The price per share (CZK 502) was 20.8% higher than the company's trading price at closing on the day preceding the submission of bids and only 4.3% higher than the second highest bid.

The price offered implies an acquisition multiple of 6.4 times EBITDA 04, which could be further reduced to approximately 6.0 times after the compulsory tender offer for up to the remaining 48.9% shares in the company.

The price of the tender offer, to be decided in due course, will be set as the highest of the following: 85% of the price paid for the 51.1% stake; the average price of Cesky Telecom shares during the six months prior to closing; or a valuation prepared by an independent expert(1).

The transaction will increase Telefonica's earnings per share by +0.3% in 2006 and +0.8% in 2007 and free cash flow to shareholders in the range of 2.5% - 3.0% in 2006 and 2007. These value creation indicators are expected to be even more favourable after the tender offer; earnings per share could increase by +1.0% in 2006 and +1.7% in 2007, with free cash flow increasing by approximately 5.0% - 5.5% in 2006 and in 2007.

Telefonica's remuneration to shareholders and its credit solvency is further reinforced with the acquisition of an asset with high operating margins and strong and growing cash generation.

Telefonica, third largest telecom operator worldwide

Telefonica, third largest telecom operator worldwide in terms of market capitalisation and second largest integrated operator, is confident about the growth potential of Cesky Telecom in its market, where it has maintained a leading position in both fixed and mobile services. As a result of its management policy, Cesky Telecom has shown excellent operating results, high margins and presents a healthy financial situation.

Incorporating Cesky Telecom into the Telefonica Group is fully in line with Telefonica's strategic goal of becoming the largest and best integrated telecommunications company in the world by the year 2008. The acquisition of the Czech operator will allow Telefonica to reach more than 130 million customers worldwide.

Cesar Alierta, Chairman and CEO of the Board of Telefonica, thanked the Czech Government for the trust vested into the Spanish company and expressed Telefonica's wish to contribute to the economic and social growth in the Czech Republic through a sector as dynamic as telecommunications. "We are delighted to be able to include Cesky Telecom among our assets. It is a well-managed company and we believe that our long-term experience in the industry will enable us to capture its full potential in terms of growth and quality of services," said Cesar Alierta.

Integration schedule

The transaction is subject to the approval of regulatory and competition authorities of the Czech Republic and the European Commission. This process is expected to be completed within three months.

After the acquisition of the 51.1% stake, Telefonica will incorporate Cesky Telecom's fixed and mobile activities into its own operations, in which Telefonica has a leading position in the majority of the markets where it is present.

After closing the acquisition of the 51.1% stake, and in compliance with the Czech Republic legislation, Telefonica will launch a tender offer on the remaining Cesky Telecom shares. The tender offer process is expected to be finalised in the last quarter of 2005.

(1) Note: All estimates in this press release in relation to the tender offer impacts are assuming a tender offer price equal to 85% of the price paid for the 51% stake, and assuming 100% acceptance in the tender offer.

For more information on TELEFONICA please refer to:

www.telefonica.es

For further information:

Direccion de Comunicacion Corporativa Tel: +34 91 584 09 20

Press Office Fax: +34 91 532 71 18

Gran Via, 28 - 3 Planta e-mail: prensa@telefonica.es

28013 MADRID

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	April12th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors